FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1: **Name and Address of Company**

Cardiome Pharma Corp. ("**Cardiome**" or the "**Company**")
1441 Creekside Drive, 6th Floor
Vancouver, British Columbia
Canada V6J 4S7

Item 2: **Date of Material Change**

January 12, 2016

Item 3: **News Release**

A news release announcing the material change was issued on January 12, 2016 through Canada Newswire and a copy was subsequently filed on SEDAR.

Item 4: **Summary of Material Change**

Cardiome Pharma Corp. ("**Cardiome**" or the "**Company**") announced the execution of a purchase agreement (the "**Purchase Agreement**") with Lincoln Park Capital Fund, LLC ("**LPC**"), a Chicago-based institutional investor, to purchase up to an aggregate of US$20.0 million worth of common shares in the capital of the Company.

Item 5: **Full Description of Material Change**

Cardiome announced the execution of the Purchase Agreement with LPC, a Chicago-based institutional investor, to purchase up to an aggregate of US$20.0 million worth of common shares in the capital of the Company (the "**Financing**").

Under the terms of the Purchase Agreement, at its sole discretion, Cardiome may sell up to an aggregate of US$20.0 million worth of its common shares to LPC from time to time over the 24-month term of the Purchase Agreement, subject to the conditions and limitations set forth in the agreement. There are no upper limits to the price LPC may pay to purchase common shares from the Company and the purchase price of any common shares sold to LPC will be based on the then prevailing market prices of the common shares. Cardiome may terminate the Purchase Agreement at any time, at its sole discretion, without any monetary cost or penalty to the Company upon one business day's written notice to LPC. Under the terms of the agreement, LPC will not cause or engage, in any manner whatsoever, any direct or indirect short selling or hedging of Cardiome's common shares and is obligated to purchase Cardiome's common shares at such times and in such amounts as determined by the Company in accordance with the terms and conditions of the Purchase Agreement. In consideration for entering into the agreement, Cardiome has issued common shares to LPC as a commitment fee. The Company plans to use the net proceeds from the Financing, if any, for general corporate purposes.

The securities described above are being offered pursuant to the Company's prospectus supplement dated January 12, 2016 (the "**Prospectus Supplement**") that the Company filed today in the United States and in Canada with respect to its U.S. registration statement on Form F-10 and its Canadian final base shelf prospectus, each dated February 13, 2014. Additional information regarding this transaction is available in the Prospectus Supplement. No offers or sales of any common shares will be made to any person resident in Canada or through the facilities of the Toronto Stock Exchange or any other Canadian stock exchange or quotation system pursuant to the Purchase Agreement or the Prospectus Supplement.

Item 6:   **Reliance on subsection 7.1(2) of National Instrument 51-102**

Not applicable.

Item 7:   **Omitted Information**

Not applicable.

Item 8:   **Executive Officer**

Jennifer Archibald, Chief Financial Officer
Telephone: 604-677-6905

Item 9:   **Date of Report**

January 15, 2016.